Exhibit 99.6

Rule 13a-14(b) Certification — CEO

In connection with the annual report of Agnico Eagle Mines Limited (the “Company”) on Form 40-F for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ammar Al-Joundi, the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Toronto, Canada

March 24, 2022

/s/ Ammar Al-Joundi

Ammar Al-Joundi President and Chief Executive Officer